Daleco Resources Corporation

April 7, 2011

Mr. Mark Shannon
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

RE:	Comments dated April 5, 2011 Form 10-K – 9/30/10 and Proxy Statement on Schedule 14A -1/28/11 File No. 000-12214

Dear Mr. Shannon

We are in receipt of the above referenced SEC comment letter. Since we have a limited staff and since we are currently preparing information for our tax filings as well as for  our Form 10-Q filing for the quarter ended March 31, 2011, we are not able to comply with the requested ten day response time requested your letter.  However, we should be able to provide our response shortly after our quarterly filing is complete and therefore request that time to comply be extended to May 12, 2011.

Sincerely,

/s/ Gary J. Novinskie

Gary J. Novinskie
Interim Chief Executive Officer
and President

cc:	James Guiliano, SEC Staff James Murphy, SEC – Petroleum Engineer George K. Schuler, SEC - Mining Engineer Richard W. Blackstone, Controller C. Warren Trainor, E.V. & T.

17 Wilmont Mews, 5th Floor, West Chester, PA 19382 * 610.429.0181 * Fax 610.429.0818